Paramount Communications Inc.
15 Columbus Circle
New York, NY 10023-7780                                    NEWS
212- 373-8000
Fax 212 373-8558




FOR IMMEDIATE RELEASE                                      February 11, 1994


NEW YORK, N.Y., Feb. 11 -- Paramount Communications Inc., in response to inquiries, stated today that if neither Viacom nor QVC obtains 50.1% of Paramount's stock by midnight on February 14, 1994, then the agreements between Paramount, QVC and Viacom provide that the bidding procedures terminate.

     Paramount was responding to questions asked by shareholders and requests by the staff of the Securities and Exchange Commission, which expressed concern that there might be confusion in the marketplace.

     Martin S. Davis, chairman and chief executive officer of Paramount Communications, again urged all shareholders to tender their shares by midnight February 14 because of the "desirability of completing the bidding process expeditiously in conformity with the bidding procedures." He also pointed out that "the bidding procedures provided a fair and orderly process to achieve the highest value for shareholders and to assure shareholder choice."

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Contact:     Paramount Communications Inc.            Kekst and Company
             Jerry Sherman                            Jeffrey Z. Taufield
             212-373-8725                             212-593-2655

             Carl Folta
             212-373-8530